EXHIBIT 14.1
PRINCIPAL EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICERS CODE OF ETHICS
Reviewed: July 11, 2007
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POLICY

The directors and officers of the Company firmly believe that fair and ethical business practices are a fundamental part of business conduct.  Further, the very nature of our business imposes special obligations that build a public trust.  The Company is firmly committed to conducting business in a professional manner that clearly satisfies all moral and legal business obligations.

This Code of Ethics (the “Code”) is designed to satisfy, and exceed, the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 and Securities and Exchanges Commission (“SEC”) regulations implementing those requirements.  This Code is designed to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits or furnishes to the SEC or the New York Stock Exchange and in the Company's other public communications;

•	Compliance with all applicable laws, rules and regulations;

•	Prompt internal reporting of violations or apparent violations of the Code in accordance with the section entitled " Procedure and Reporting" below; and

•	Accountability for adherence to this Code.

This Code shall apply specifically to the Company's principal executive officer, principal financial officer, principal accounting officer, controller and those persons performing similar functions, including the Chief Executive Officer and its senior financial officers, including its Chief Financial Officer and Treasurer, and all other managers and supervisors in the financial reporting area including but not limited to Controller, Directors of Accounting and Purchasing, Supervisor of External Reporting and Manager, Treasury Services  (each a “Company Officer”).

Under this Code of Ethics, the actions of all Company Officers shall be governed by the highest standards of integrity and fairness.  Strict compliance with all applicable laws and regulations is the policy of the Company, and all decisions shall be made to honor the spirit and letter of all such laws and regulations.  Business shall be conducted honestly and ethically to effectively use the technical expertise, business skills and sound judgments needed to benefit customers and shareholders alike.  In addition to this Code of Ethics, all Company Officers are also subject to the New Jersey Resources Corporation Code of Conduct.

PROCEDURE & REPORTING

When any individual associated with the Company, as an officer, Director, employee or otherwise, becomes aware of a known or suspected illegality or violation of this Code of Ethics, that person is obligated to take action.  This includes prompt reporting, which shall be in the form of an oral or written report to the Vice President and General Counsel of the Company, whose telephone number is (732) 938-1489 and whose address is: 1415 Wyckoff Road, Wall, New Jersey 07719, or the Vice President, Corporate Services, whose telephone number is (732) 938-1001 at the same location. In addition, any legal questions regarding the interpretation of this Code of Ethics may be directed to the Vice President and General Counsel.

After reviewing any report of a known or suspected illegality or violation of this Code of Ethics, such persons will report their findings to the Audit Committee of the Board of Directors of the Company for review and action, if appropriate.  Failure to adhere to this Code of Ethics will result in disciplinary action, including potential termination of employment.

CONFIDENTIAL & NON-PUBLIC INFORMATION

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It is very important for all Company Officers to appropriately safeguard the Company's confidential and non-public information and to refuse any improper access or improper or untimely disclosure of confidential or non-public information.

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Confidential or non-public information is any material information, which at the time it is known, is not generally available to the public and which is useful or helpful to the Company, which would be useful or helpful to competitors of the Company or which would be deemed material to investors in deciding whether or not to trade in the Company’s securities. Confidential or non-public information can include customer, employee, shareowner, supplier, financial or operational information and plans for stock splits, business acquisitions and mergers, or any important pending regulatory action.

•	Company Officers should always be alert to inadvertent disclosures that may arise in either social conversations or in normal business relations with our suppliers and customers.

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Under SEC Regulation FD, the Company may be subject to numerous requirements and obligations in the event that non-public information is selectively disclosed.  Selective disclosure means disclosure to individuals or groups without a broad-based disclosure to the securities markets in general, either through the issuance of a press release or the filing or furnishing of SEC Form 8-K or other SEC report.  In order to limit the risk of an inadvertent disclosure and possible violation of SEC Regulation F-D, all inquires and discussions regarding the Company, its operations, performance and prospects, except for the CEO and CFO, will be referred to the Manager, Treasury Services, who will determine whether the Company will respond to any requests for information or interview requests from members of the media, financial analysts, shareowners or others and which Company official will respond to such request.  Company Officers other than the CEO and CFO should not respond to any such requests on their own without reporting the request to the Manager, Treasury Services and receiving direction.

CONFLICTS OF INTEREST

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No Company Officer shall pursue or engage in any outside employment, business or other commercial activity that conflicts or competes directly or indirectly with his or her duties or responsibilities as a Company Officer, or with any business interests or activities of the Company.  Engaging in activities that benefit family members or friends is also prohibited.  This policy applies to prohibited activities conducted before, during and after work.

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We cannot illustrate every situation that may be considered a conflict of interest; however, we do expect each Company Officer to carefully consider whether any of your actions during or outside of Company hours rise to the level of a conflict of interest.  Even the appearance of a conflict of interest must be avoided.

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Officers who have reporting responsibility for the Purchasing Department of the Company have an affirmative obligation to disclose to the Compliance Officer any interest, including but not limited to a financial interest, in any outside activities or business that may conflict or compete with those of the Company.  This affirmative disclosure obligation extends to the immediate family member(s) of an officer or director.

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At no time during Company working hours or on Company property shall any Company Officer engage in or pursue any non-company employment, business or commercial activity, or solicit Company customers or Company Officers for any profit-making purpose, nor shall any Company Officer use Company vehicles, telephones, tools, equipment, information or other facilities at any time for any such purpose.

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No vendor or consultant shall be retained to perform services for any business unit where a Company Officer in that business unit is related to, lives with or is in a relationship with the consultant or vendor, without the express permission of the CEO.  Any such existing relationships must be immediately disclosed to the Compliance Officer.

•	Unless specifically approved by an officer of the Company, vendors or consultants may only be contacted for purposes for which the vendor or consultant was retained.

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You should contact the General Counsel and Chief Compliance Officer with any questions or concerns regarding any activities you may be considering or are already engaged in to ensure your compliance with this and all other requirements of this Code of Conduct.

GIFTS, MEALS AND ENTERTAINMENT

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Socializing is a normal accepted component of conducting certain facets of the Company’s business; however, Company Officers must not permit this to compromise a business judgment or give even the appearance of impropriety.  Gifts and other forms of special benefits to or from customers, suppliers or competitors, of the Company may raise ethical and legal questions that could potentially embarrass or damage the Company.  Therefore, it is each Company Officer’s responsibility to ensure that their acceptance or conveyance of anything of value (including entertainment) is consistent with the following guidelines.

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Some types of gifts and entertainment are always wrong, either in fact or in appearance, so that they are never permissible, including: (i) accepting or providing any gift or entertainment that would be illegal or result in any violation of law; (ii) accepting or giving any gift of cash or cash equivalent (such as loans, stock, stock options); (iii) accepting or requesting anything as a quid pro quo or as part of an agreement to do anything in return for the gift or entertainment; and (iv) hosting or participating in any entertainment that is unsavory, sexually oriented, or otherwise violates the Company’s commitment to mutual respect.

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Other gifts and entertainment, the primary purpose of which is to establish or maintain necessary business relationships, are usually acceptable as long as the acceptance or provision of such gifts or entertainment: (i) permits business or educational discussions; (ii) is pursuant to a bona fide business relationship; (iii) is generally consistent with industry practices; (iv) does not influence or is not perceived by others to influence business decisions; (v) is not of excessive price or quantity; and (vi) would not embarrass the Company if it was brought to public attention.  Examples of such gifts and entertainment include meals with business associates, attendance at ordinary sporting, theatre or other cultural events, golf or fishing outings, participation in customer meetings, and participation in other business events as a means of building necessary business relationships.  However, notwithstanding the above, before any Company Officer accepts or provides one or more gifts or entertainment from or to a single source in any one fiscal year with a cumulative fair market value over $250, the Officer must obtain written approval from the CEO, a director or another officer.  Furthermore, all Company Officers must comply with all applicable Company business expense accounting and reimbursement requirements.

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Giving gifts to or entertaining employees of government and public organizations may be limited or restricted by law.  All Company Officers must seek review by the General Counsel and Chief Compliance Officer prior to giving gifts or anything of value (including entertainment) to any government or public organization employee, notwithstanding whether such gift or entertainment otherwise would be consistent with the above guidelines.

•	Questions about the appropriateness of a gift should be directed to the General Counsel and Chief Compliance Officer.

SECURITIES FRAUD AND INSIDER TRADING

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It is against Company policy and may be illegal for any individual to profit from undisclosed information relating to the Company or any company with which we do business.  (See New Jersey Resources Corporation Code of Conduct, Policy on Purchase and Sale of NJR Securities for more detailed information).  Anyone who is in possession of any material nonpublic information ("inside information") that the Company has not yet disclosed to the public may not purchase or sell any of the Company's securities.  Also, it is against Company policy for any Company Officer who may have inside or unpublished knowledge about any of our suppliers, customers, or any company we do business with to purchase or sell the securities of those companies.

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“Material non-public information" is generally considered to be information, positive or negative, not available to the general public that would be expected to affect the decision of a reasonable investor contemplating whether to purchase, sell or hold Company securities.  Information may be material for this purpose even if it would not alone determine the investor’s decision.

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It is clearly against Company policy, and possibly illegal as well, to trade the Company's securities or the securities of any other company, in a way which attempts to hide the true identity of the trader or to mislead others as to exactly who is doing the trading.  Any Company Officer trading in the Company's securities or the securities of other companies, using fictitious names, names of relatives or friends, or brokerage accounts under fictitious names located in foreign jurisdictions shall be subject to immediate disciplinary action.  Should the Company discover any such trading, it will disclose it to the appropriate authorities.

SECURITIES AND EXCHANGE COMMISSION REPORTING

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As a publicly traded company subject to the Securities Exchange Act of 1934, the Company has an obligation to file and furnish various reports and documents with the SEC and the New York Stock Exchange, and to generally make public material information about the Company.  The Company is committed to providing full, fair, accurate and timely disclosure to the trading markets.  In furtherance of this commitment, the Company has formed its Management Disclosure Committee to review the Company's periodic filings with the SEC.  Any Company Officer who knows or believes that any of the Company's filings or proposed filings with the SEC contain material inaccurate information, or omit to include information which is material to an investor's understanding of the Company, its operations and prospects, is required to notify the Management Disclosure Committee, or any member thereof, of the Company Officer's concerns.  (See New Jersey Resources Code of Conduct, Accurate Books and Records and Financial Disclosure Policy.)

WAIVERS FROM THE CODE OF CONDUCT

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The Audit Committee has the sole authority, in its discretion to grant waivers from the requirements of this Code of Ethics.  Any Company Officer wishing to request a waiver of any provision in this Code of Ethics must provide a detailed written statement to the Audit Committee explaining the anticipated facts and circumstances which the Company Officer believes make a waiver appropriate.

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In the event that the Audit Committee grants a waiver from the requirements of this Code of Ethics, or in the event this Code of Ethics is otherwise changed or amended, the Company shall promptly provide public notice of such waiver, change or amendment in accordance with the requirements of SEC Release 33-8177.